HB 5 03/5/03

03012616

SECURITIES [AND EXCHANGE COMMISS]ION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52610 |

SEC MAIL PROCESSING SECTION MAR 03 2003 WASH., D.C. 155

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABI Capital Management LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Nineteenth Street North
(No. and Street)

Birmingham Al 35203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caston Long & Company, LLC
(Name – *if individual, state last, first, middle name*)

2100 SouthBridge Parkway Birmingham Al 35209
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Carlton Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABI Capital Management, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carlt Mart
Signature

FINOP
Title

Jennifer Haney
Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Oct 9, 2006
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Caston Long & Company, LLC
*Certified Public Accountants and Consultants*

## INDEPENDENT AUDITORS' REPORT

To the Board of Members of
ABI Capital Management, LLC
Birmingham, Alabama

We have audited the accompanying statement of financial condition of ABI Capital Management, LLC (the Company) as of December 31, 2002 and the related statement of income and members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based in our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of ABI Capital Management, LLC at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principle.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2003 Caston Long & Company, LLC

**Member**
**American Institute of CPAs** **Alabama Society of CPAs**

**2100 SouthBridge Parkway SouthBridge • Suite 650 Birmingham, Alabama 35209**
**Telephone 205.414.7520** **Facsimile 205.854.4904**
**e-mail: long_jr@msn.com**

**ABI Capital Management, LLC**
**Statement of Financial Condition**
**December 31, 2002**

## ASSETS

| | |
|---|---|
| Current Assets | |
| Cash and cash equivalent | $ 354,915 |
| Commissions receivables | 299,385 |
| Employee receivable | 318 |
| Prepaid expenses | 3,321 |
| Total current assets | $ 657,939 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Current Liabilities | |
| Accounts payable | 21,100 |
| Commissions payable | 132,717 |
| Accrued payroll | 12,337 |
| Total current liabilities | 161,151 |
| MEMBERS' EQUITY | 491,785 |
| Total liabilities and members' equity | $ 657,939 |

***The accompanying notes are an integral part of these financial statements.***

**ABI Capital Management, LLC**
**Statement of Income and Members' Equity**
**For The Year Ended December 31, 2002**

| | |
|---|---|
| REVENUES FROM OPERATIONS | |
| Underwriting fees | $ 1,409,183 |
| Commissions | 149,542 |
| Financial advisory services | 170,000 |
| Total revenue from operations | 1,728,725 |
| EXPENSES | |
| Selling, general, and administrative | 1,351,051 |
| Other | 5,025 |
| Total expenses | 1,356,076 |
| Revenue (loss) from operations | 372,649 |
| OTHER INCOME | 1,792 |
| Net income (loss) | 374,441 |
| MEMBERS' EQUITY AT JANUARY 1 | 137,344 |
| Capital withdrawals | (20,000) |
| MEMBERS' EQUITY AT DECEMBER 31 | $ 491,785 |

***The accompanying notes are an integral part of these financial statements.***

**ABI Capital Management, LLC**
**Statement of Cash Flows**
**For The Year Ended December 31, 2002**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 374,441 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in employee advance | (318) |
| Increase in prepaid expense | (3,260) |
| Increase in commission receivables | (299,385) |
| Increase in accounts payable | 21,100 |
| Increase in payroll liabilities | 12,337 |
| Decrease in clearing fees | (1,579) |
| Decrease in accrued payroll | (3,425) |
| Increase in commissions payable | 132,717 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 232,628 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Disposal of fixed asset | 99 |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 99 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Members' Withdrawal | (20,000) |
| NET CASH USED BY FINANCING ACTIVITIES | (20,000) |
| NET INCREASE IN CASH | 212,726 |
| CASH, BEGINNING OF YEAR | 142,188 |
| CASH, END OF YEAR | $ 354,915 |

***The accompanying notes are an integral part of these financial statements.***

## ABI CAPITAL MANAGEMENT, LLC
## Notes to Financial Statements

### NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ABI Capital Management, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representative of the members who are responsible for their integrity and objectivity. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America

Formation And Scope of Operations

ABI Capital Management, LLC is an Alabama limited partnership and began operations in November 2000. The Company is located in Birmingham, Alabama.

Services provided to clients by the Company include:

- Conducting business as a broker-dealer in selling corporate debt securities;
- Underwriting/Seller group participant;
- United States Government Securities broker;
- Municipal securities broker; and
- Investment advisory services.

The company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

Estimates –

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates concerning certain assets and liabilities at the date of the financial statements and certain revenues and expenses during the reporting period. Actual results could differ from these estimates.

## NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Clearing Agreement -

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

The clearing broker maintains a clearing deposit with its clearing broker. The deposit amount at December 31, 2002 was $25,005.

Commissions -

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes -

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxes individually on their pro rata shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

## NOTE B LEASES

The Company leases its facilities and certain equipment under non-cancelable operating leases. Future minimum lease payments under these circumstances are:

| | |
|---|---|
| 2003 | 15,923 |
| 2004 | 3,120 |
| 2005 | 3,120 |
| 2006 | 3,120 |
| 2007 | 3,120 |

Rent expense for the year ended December 31, 2002 was $ 18,758.

Caston Long & Company, LLC
Certified Public Accountants and Consultants

**Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission**

Board of Directors
ABI Capital Management, LLC

We have audited the accompanying financial statements of ABI Capital Management, LLC as of and for the year ended December 31, 2002, and have issued our report thereon dated February 27, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caston Long & Company, LLC

February 27, 2003

Member
American Institute of CPAs Alabama Society of CPAs

2100 SouthBridge Parkway SouthBridge • Suite 650 Birmingham, Alabama 35209
Telephone 205.414.7520 Facsimile 205.854.4904
e-mail: long_jr@msn.com

# ABI Capital Management, LLC
## Computation of Net Capital Under Rule 15c 3-1 of the Security and Exchange Commission
## As of December 31, 2002

| | |
|---|---|
| Net Capital | |
| Total members' equity qualified for net capital | $ 491,785 |
| Deductions and/or charges: | |
| Clearing deposit; excess | 5 |
| Commission receivable, over 30 days | 106,975 |
| Other assets | 3,639 |
| Total deductions | 110,619 |
| Net capital before haircuts | 381,166 |
| Haircuts on securities | |
| Cash and money market securities | 7,085 |
| Net Capital | 374,081 |
| Aggregate indebtedness | |
| Items included in statement of financial condition: | |
| Payable to customers | 21,100 |
| Commissions payable | 132,717 |
| Payroll liabilities | 12,337 |
| Total aggregate indebtedness | 166,154 |
| Computation of basic net capital requirement | |
| Minimum net capital required | 11,082 |
| Excess net capital at 1,500 percent | 274,086 |
| Excess net capital at 1,000 percent | 357,471 |
| Ratio: Aggregate indebtedness to net capital | 0.44 to 1 |

**ABI Capital Management, LLC**
**Computation of Net Capital Under Rule**
**15c 3-1 of the Security and Exchange Commission**
**As of December 31, 2002**

Reconciliation with company's computation (included In Part II of Form X-17a-5 as of December 31, 2002)

| | |
|---|---|
| Net capital as reported in Company's Part II (unaudited) | |
| FOCUS report | $ 368,859 |
| Audit adjustments to record additional income | 5,222 |
| Net capital per above | $ 374,086 |

Schedule II

# ABI Capital Management, LLC
## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission
## As of December 31, 2002

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of the rule. All customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company does not carry security accounts for customers.

**ABI Capital Management, LLC**
**Information Relating to Possession or Control**
**Requirements Under Rule 15c 3-4 of the**
**Securities and Exchange Commission**
**As of December 31, 2002**

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of the rule. The Company does not carry securities accounts for customers. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Caston Long & Company, LLC
*Certified Public Accountants and Consultants*

**Report on Internal Control Required
By SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption
From SEC Rule 15c 3-3**

To the Members of
ABI Capital Management, LLC
Birmingham, Alabama

In planning and performing our audit of ABI Capital Management, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-4. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding

paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from authorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Security Dealers and

other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified partied.

Caston Long & Company, LLC

February 27, 2003